Exhibit 23.1

CONSENT OF INDEPENDENT AUDITORS

The Board of Directors
Nationwide Financial Services, Inc.:

We consent to incorporation by reference in the registration statement (No. 333-52813) on Form S-3 of Nationwide Financial Services, Inc. of our report dated January 29, 2002, except for note 22 as to which the date is May 22, 2002, with respect to the consolidated balance sheets of Nationwide Financial Services, Inc. and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2001, and all related financial statement schedules, which report appears in the Form 8-K of Nationwide Financial Services, Inc. dated June 20, 2002. Our report refers to changes of accounting for derivative instruments and hedging activities, and for purchased or retained interests in securitized financial assets in 2001.

/s/ KPMG LLP

Columbus, Ohio
June 20, 2002